UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTION 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
SECTON 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The under signed business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

OFC DISTRIBUTION CORPORATION

(FORMERLY OXFORD FINANCE CORPORATION)

(Name of Company)

133 North Fairfax Street
Alexandria, VA 22314

Address of Principal Business Office
(Number and Street, City, State and Zip Code)

(703) 519-4900

Telephone Number (including area code)

000-50049

File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:

     OFC Distribution Corporation (formerly Oxford Finance Corporation) (the “Company”) hereby notifies the Securities and Exchange Commission that the basis for filing this notification of withdrawal is that the Company has sold substantially all of its assets to another company. On June 1, 2004 the Company sold substantially all of its assets, and transferred related liabilities, to Oxford Finance Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Sumitomo Corporation of America (the “Asset Purchaser”). Prior to such asset purchase, on May 28, 2004, the Asset Purchaser had changed its name to Oxford Finance Corporation. The Asset Purchaser is a company excluded from the definition of an investment company by section 3(c)(1) of the Investment Company Act of 1940, as amended.

     On June 4, 2004, the Board of Directors of the Company met to begin to implement the Company’s plan of liquidation and dissolution. On September 24, 2004, the Company made its final liquidating distribution to stockholders and filed Form 15 terminating its registration under the Securities Exchange Act of 1934, as amended. The Company then filed Articles of Dissolution with the Maryland State Department of Assessments and Taxation on September 29, 2004.

SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Alexandria and the state of Virginia on the 14th day of April, 2005.

OXFORD FINANCE CORPORATION
[SEAL]	By:	/s/ J. Alden Philbrick, IV
J. Alden Philbrick, IV
President and Chief Executive Officer

Attest:	/s/ Michael J. Altenburger

Michael J. Altenburger Chief Financial Officer